Exhibit 2

PRESS RELEASE

FDA requested resubmission of the Vela smooth device under the PMA route

Yokneam, Israel, and Toronto, Canada, November 29, 2004 – Syneron Medical Ltd. (NASDAQ:ELOS), and its North American subsidiary Syneron Inc., today announced that the US Food &Drug Administration (FDA) has notified the company that it will not be able to market the VelaSmooth™ system in the US with a 510K pre-market notification and asked the company to resubmit the device under the PMA route.

The Vela Smooth, which was cleared for non-invasive treatment of cellulite in Europe under the Medical CE mark and in Canada under Health Canada clearance, is sold outside of the US on the basis of these clinical clearances. Syneron intends to submit to the FDA a request for an IDE for the VelaSmooth in order to enable its clearance by the FDA via the alternative PMA route.

“We will be working expeditiously, thoroughly and co-operatively to provide the FDA all of the information they require. The delay in the clearance of the Vela is disappointing but we believe that it demonstrates the unique clinical potential of the device and will enhance its competitive advantage in the body shaping market place” Dr. Amir Waldman, Vice President, Business Development, Syneron Medical Ltd. commented.

About Syneron Medical Ltd.
Syneron Medical Ltd. (NASDAQ: ELOS) manufactures and distributes medical aesthetic devices that are powered by the proprietary, patented ELOS combined-energy technology of Bi-Polar Radio Frequency and Light. The Company’s innovative ELOS technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications, including hair removal, wrinkle reduction, rejuvenating the skin’s appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world, including North American Headquarters in Canada, European Headquarters in Germany, and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron receives FDA decision regarding VelaSmooth – November 29, 2004

Syneron, the Syneron logo, VelaSmooth, the VelaSmooth logo, and ELOS are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. ELOS (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact Domenic Serafino, President, Syneron Inc., at Tel. (905) -886-9235 ext. 247, email: doms@syneron.com, or Moshe Mizrahy, CEO of Syneron Medical, at Tel. +972 4 909-6200, email: moshem@syneron-med.com.

Source: Syneron Medical Ltd.